News release via Canada Newswire, Calgary 403-269-7605

Attention Business Editors: Hawker Resources Inc. Announces Flow-Through Common Share Private Placement

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

     CALGARY, July 14 /CNW/ — Hawker Resources Inc. (“Hawker”) announced today that it has entered into a flow-through common share financing agreement, on a bought deal basis, with an underwriting syndicate led by Peters & Co. Limited and including Tristone Capital Inc., GMP Securities Ltd., and FirstEnergy Capital Corp. Hawker will issue 1,700,000 flow-through common shares (“Flow-Through Shares”) at a price of $6.15 per Flow-Through Share, for total gross proceeds of $10,455,000 pursuant to certain exemptions from prospectus requirements. The private placement financing is scheduled to close on July 29, 2004, and is subject to regulatory approval and completion of definitive documentation. Hawker shall, pursuant to the provisions in the Income Tax Act (Canada), incur Canadian Exploration Expenses (the “Qualifying Expenditures”) after the closing date and prior to December 31, 2005 in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of Flow-Through Shares. Hawker shall renounce the Qualifying Expenditures so incurred to the purchasers of the Flow-Through Shares such that $6.15 per Flow-Through Share shall be deductible against the subscribers’ income for the fiscal year ended December 31, 2004. The proceeds of the Flow-Through Share offering will be used to incur Qualifying Expenditures for the continued exploration of Hawker’s oil and natural gas properties prior to December 31, 2005. The proceeds of the private placement may be used to temporarily reduce indebtedness until required for the foregoing purposes.

     Hawker is an Alberta-based corporation engaged in the business of exploring for and developing oil and natural gas reserves in western Canada and acquiring oil and natural gas properties. Hawker’s common shares are listed on the Toronto Stock Exchange under the symbol “HKR”.

     %SEDAR: 000025763

     /For further information: Hawker Resources Inc., Mr. David A. Tuer, President & CEO, Tel.: (403) 290-4874; Mr. Barry R. Herring, Senior Vice President & CFO, Tel.: (403) 290-4856/
     (HKR.)

CO: Hawker Resources Inc

CNW 07:57e 14-JUL-04